Exhibit 99.1

Xueda Education Group Reports Third Quarter 2015 Financial Results

BEIJING, November 19, 2015 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Financial Highlights for Third Quarter 2015 Compared to Third Quarter 2014

•                  Total net revenues increased 11.5% to $80.9 million from $72.6 million.

•                  Gross margin was 22.5%, compared to 16.5%.

•                  Net loss attributable to Xueda Education Group was $4.6 million, compared to net loss of $9.7 million.

•                  Non-GAAP net loss1 per ADS attributable to Xueda Education Group was $0.06, compared to non-GAAP net loss per ADS of $0.14.

Operational Highlights for Third Quarter 2015

•                  Effective student count2 increased 9.1% year-over-year to 70,524 students, from 64,641 for the third quarter 2014.

•                  New student sign-ups3 increased 14.8% year-over-year to 37,401 students, from 32,587 for the third quarter 2014.

•                  New learning centers were net 1 with 8 opened and 7 closed. The total number of learning centers at the end of the third quarter 2015 was 500. Total area of learning centers decreased 1.4% year-over-year to approximately 283,000 square meters, from approximately 287,000 square meters in the third quarter 2014.

Third Quarter 2015 Financial and Operating Results

Total Net Revenues

Total net revenues for the third quarter 2015 increased 11.5% year-over-year to $80.9 million, from $72.6 million for the third quarter 2014. The increase was due to a 9.1% increase in effective student count and the elimination of package pricing considerations and double-discounts that were in place in the third quarter 2014.

•                  Effective student count increased 9.1% to 70,524 for the third quarter 2015, from 64,641 for the third quarter 2014.

•                  Average net revenue per student for the third quarter 2015 increased 2.9% to $1,205, compared to $1,171 for the third quarter 2014.

Cost of Revenues

Cost of revenues for the third quarter 2015 increased 3.6% year-over-year to $62.7 million, from $60.6 million for the third quarter 2014.

Gross Profit and Gross Margin

Gross profit for the third quarter 2015 increased 51.9% year-over-year to $18.2 million from $12.0 million for the third quarter 2014. Gross margin for the third quarter 2015 was 22.5%, compared to 16.5% for the third quarter 2014.  The increase was largely due to higher net revenues as cited above.

•                  Teaching staff cost for the third quarter 2015 increased to $47.0 million, from $41.9 million in the third quarter 2014.  The increase in teaching staff cost was in line with revenue growth. As a percentage of total net revenues, teaching staff cost was 58.0% and 57.8% for the third quarters 2015 and 2014, respectively.

•                  Rental cost for the third quarter 2015 decreased to $10.3 million, from $10.7 million in the third quarter 2014.  As a percentage of total net revenues, rental costs were 12.7% and 14.7%, for the third quarters 2015 and 2014, respectively.

•                  Depreciation cost for the third quarter 2015 decreased to 3.0% of total net revenues, from 4.2% for the third quarter 2014.

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

2  Effective student count is the number of students whose contract amounts are at least 200RMB as of the last day of the period and have attended at least one tutoring session within the last 180 days.

3  New student sign-ups is the number of students who enrolled in a Xueda program during the quarter for the first time, or have not been enrolled in a Xueda program for the last three calendar years.

Operating Expenses

Total operating expenses for the third quarter 2015 were $24.2 million, unchanged from the third quarter 2014.  Total operating expenses for the third quarter 2015 accounted for 29.9% of total net revenues, compared to 33.3% for the third quarter 2014. Total non-GAAP operating expenses for the third quarter 2015 were $23.2 million, unchanged from the same period in 2014.  Total non-GAAP operating expenses for the third quarter 2015 comprised 28.7% of total net revenues, compared to 31.9% for the third quarter 2014.

General and administrative expenses for the third quarter 2015 were $15.5 million, compared to $14.2 million for the same period in 2014.  The increase was mainly attributable to legal and advisory expenses associated with the definitive merger agreement that the Company signed with Xiamen Insight Investment Co., Ltd. (“Insight”) on July 26, 2015.  Non-GAAP general and administrative expenses for the third quarter 2015 were $14.6 million, compared to $13.2 million for the same period in 2014.  Non-GAAP general and administrative expenses for the third quarter 2015 accounted for 18.0% of total net revenues, compared to 18.2% for the same period in 2014.

Sales and marketing expenses for the third quarter 2015 were $8.6 million, compared to $10.0 million for the same period in 2014. Sales and marketing expenses for the third quarter 2015 represented 10.7% of total net revenues, compared to 13.8% for the third quarter 2014.

Operating Loss

Operating loss for the third quarter 2015 was $6.0 million, compared to operating loss of $12.2 million for the third quarter 2014. The reduced operating loss was largely due to the increase in net revenues.  Non-GAAP operating loss for the third quarter 2015 was $5.0 million, compared to non-GAAP operating loss of $11.2 million for the third quarter 2014.

Net Loss and Net Loss per ADS

Net loss attributable to Xueda Education Group for the third quarter 2015 was $4.6 million, compared to net loss of $9.7 million for the same period in 2014. Net loss attributable to Xueda Education Group per ADS for the third quarter 2015 was $0.07 per ADS, compared to net loss of $0.16 per ADS for the third quarter 2014.

Non-GAAP net loss attributable to Xueda Education Group for the third quarter 2015 was $3.6 million, compared to non-GAAP net loss of $8.7 million for the third quarter 2014. Non-GAAP net loss attributable to Xueda Education Group per ADS for the third quarter 2015 was $0.06 per ADS, compared to non-GAAP net loss of $0.14 for the third quarter 2014.

Cash Flow

Net operating cash inflow for the third quarter 2015 was $25.5 million, compared to $11.7 million for the third quarter 2014. The increase in net operating cash inflow was mainly due to better cash collection.  Capital expenditures for the third quarter 2015 were $ 2.9 million, compared to $2.4 million for the third quarter 2014.

First Nine Months of 2015 Financial Results and Operating Results

Total Net Revenues

Total net revenues were $287.7 million for the first nine months of 2015, an increase of 3.3% year-over-year from $278.6 million for the corresponding period in 2014.

•                  Total new student sign-ups were 93,564 for the first nine months of 2015, an increase of 7.1% year-over-year from 87,380 for the corresponding period in 2014.

•                  Average total revenue per student was $4,140 for the first nine months of 2015, compared to $4,132 for the corresponding period in 2014.

Cost of Revenues

Total cost of revenues were $201.9 million for the first nine months of 2015, an increase of 0.5% year-over-year from $200.9 million for the corresponding period in 2014.

Gross Profit and Gross Margin

Gross profit was $85.8 million for the first nine months of 2015, an increase of 10.4% year-over-year from $77.7 million for the corresponding period in 2014.  For the first nine months of 2015, gross margin was 29.8%, compared to 27.9% for the corresponding period in 2014.

•                  Teaching staff cost was 53.8% of total net revenues for the first nine months of 2015, compared to 49.2% for the corresponding period in 2014.

•                  Rental cost was 10.8% of total net revenues for the first nine months of 2015, compared to 11.4% for the corresponding period in 2014.  The Company opened net 33 learning centers in the first nine months of 2015, compared to opening net 49 learning centers in the corresponding period in 2014.

Operating Expenses

Total operating expenses were $74.6 million for the first nine months of 2015, an increase of 4.6% year-over-year from $71.3 million for the corresponding period in 2014.  Total operating expenses accounted for 25.9% of total net revenues for the first nine months of 2015, up slightly from 25.6% for the corresponding period in 2014.

General and administrative expenses were $46.8 million for the first nine months of 2015, an increase of 9.7% year-over-year from $42.7 million for the corresponding period in 2014.  The increase was mainly attributable to legal and advisory expenses associated with the definitive merger agreement that the Company signed with Insight on July 26, 2015.  Selling and marketing expenses were $27.8 million for the first nine months of 2015, slightly decreased from $28.6 million for the corresponding period in 2014.

Operating Income

Income from operations for the first nine months of 2015 was $11.2 million, an increase of 73.7% year-over-year from $6.4 million for the corresponding period in 2014.  The increase was primarily attributed to higher net revenues earned in the first nine months of 2015.  Non-GAAP income from operations for the first nine months of 2015 was $14.2 million, an increase of 20.7% from $11.7 million for the corresponding period in 2014.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the first nine months of 2015 was $7.1 million, an increase of 6.7% year-over-year from $6.7 million for the corresponding period in 2014. Diluted net income attributable to Xueda Education Group per ADS for the first nine months of 2015 was $0.11, compared to $0.10 for the corresponding period in 2014.

Non-GAAP net income attributable to Xueda Education Group for the first nine months of 2015 was $10.1 million, a decrease of 15.6% year-over-year from $12.0 million for the corresponding period in 2014.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the first nine months of 2015 was $0.16, compared to $0.18 for the corresponding period in 2014.

Cash Flow

Net operating cash inflow for the first nine months of 2015 was $44.9 million, compared to $9.1 million for the corresponding period in 2014.  The increase in net operating cash inflow was primarily attributable to better cash collection.  Capital expenditures for the first nine months of 2015 were $8.2 million, compared to $9.5 million for the corresponding period in 2014.

Cash and Short-term Investment

As of September 30, 2015, the Company had cash, cash equivalents and short-term investments totaling $237.2 million, compared to $208.5 million as of December 31, 2014. The increase was mainly due to the increase in net operating cash inflow as discussed above.

Business Outlook

Considering the definitive merger agreement signed by the Company with Insight on July 26, 2015, the Company does not intend to issue any forward guidance or business outlook at this time.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted operating expenses, adjusted general and administrative expenses, adjusted operating income (loss), adjusted net income (loss) and adjusted diluted net income (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel:  +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As of
	September 30, 2015	December 31, 2014
	(Unaudited)	(Note)
Current assets:
Cash and cash equivalents	$113,179	$113,825
Short-term investments	124,034	94,721
Prepaid expenses and other current assets	16,376	14,813
Amounts due from related parties	—	170
Deferred tax assets-current	8,005	6,125
Total current assets	261,594	229,654

Property and equipment, net	27,893	30,433
Rental deposits	4,884	4,893
Goodwill	855	875
Long-term investments	19,088	9,010
Other noncurrent assets	2,940	4,084
Total assets	$317,254	$278,949

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Group of $116,640 and $102,461 as of September 30, 2015 and December 31, 2014, respectively)	116,640	102,461
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $29,693 and $30,605 as of September 30, 2015 and December 31, 2014, respectively)	45,962	32,473
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of $9,876 and $8,632 as of September 30, 2015 and December 31, 2014, respectively)	14,025	9,064
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Group of nil and nil as of September 30, 2015 and December 31, 2014, respectively)	—	550
Total current liabilities	176,627	144,548
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Group of $26,275 and $23,687 as of September 30, 2015 and December 31, 2014, respectively)	26,275	23,687

Total liabilities	202,902	168,235

Total Xueda Education Group Shareholders’ equity	114,510	110,793
Noncontrolling interests	(158)	(79)
Total equity	114,352	110,714
Total liabilities and equity	$317,254	$278,949

Note: The above financial information as of December 31, 2014 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2014.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except number of ADSs and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Net revenues	$80,916	$72,550	$287,685	$278,614
Cost of revenues(1)	(62,732)	(60,579)	(201,925)	(200,898)
Gross profit	18,184	11,971	85,760	77,716

Operating expenses
General and administrative(1)	(15,530)	(14,199)	(46,840)	(42,706)
Selling and marketing(1)	(8,625)	(9,977)	(27,753)	(28,582)
Total operating expenses	(24,155)	(24,176)	(74,593)	(71,288)
(Loss) income from operations	(5,971)	(12,205)	11,167	6,428
Interest income	1,338	1,668	4,128	4,726
(Loss) income before income tax expenses and loss in equity method investment	(4,633)	(10,537)	15,295	11,154
Income tax expenses	964	774	(6,682)	(4,598)
(Loss) income after income tax expenses before loss in equity method investment	(3,669)	(9,763)	8,613	6,556
Loss in equity method investment	(929)	(46)	(1,604)	(46)
Net (loss) income	(4,598)	(9,809)	7,009	6,510
Net loss attributable to non-controlling interests, net of taxes	28	66	105	159
Net (loss) income attributable to Xueda Education Group	(4,570)	(9,743)	7,114	6,669

Net (loss) income attributable to Xueda Education Group per ADS:

Basic	(0.07)	(0.16)	0.11	0.10
Diluted	(0.07)	(0.16)	0.11	0.10

Weighted average ADS numbers used in calculating net (loss) income attributable to Xueda Education Group per ADS:
Basic	62,756,607	62,192,317	62,372,468	63,631,405
Diluted	62,756,607	62,192,317	62,943,214	64,901,372

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014

Share-based compensation expenses included in:
Cost of revenues	$8	$8	$24	$27
Selling and marketing expenses	—	—	—	10
General and administrative expenses	926	998	2,976	5,274
Total	$934	$1,006	$3,000	$5,311

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net (loss) income	$(4,598)	$(9,809)	$7,009	$6,510
Other comprehensive income (loss), net of tax of nil	2,854	577	3,092	(47)
Total comprehensive (loss) income	$(1,744)	$(9,232)	$10,101	$6,463
Less: Comprehensive loss attributable to non-controlling interests	(1)	(76)	(79)	(152)
Total comprehensive (loss) income attributable to Xueda Education Group	$(1,743)	$(9,156)	$10,180	$6,615

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S Dollars, except number of ADS and per ADS data )

	Three Months Ended September 30,
	2015	2014

Cost of revenues	$(62,732)	$(60,579)
Share-based compensation expense included in cost of revenues	8	8
Non-GAAP cost of revenues	(62,724)	(60,571)

General and administrative expenses	(15,530)	(14,199)
Share-based compensation expense included in general and administrative expenses	926	998
Non-GAAP general and administrative expenses	(14,604)	(13,201)

Selling and marketing expenses	(8,625)	(9,977)
Share-based compensation expense included in selling and marketing expenses	—	—
Non-GAAP selling and marketing expenses	(8,625)	(9,977)

Total operating expenses	(24,155)	(24,176)
Share-based compensation expenses	926	998
Non-GAAP total operating expenses	(23,229)	(23,178)

Total cost of revenues and operating expenses	(86,887)	(84,755)
Share-based compensation expenses	934	1,006
Non-GAAP cost of revenues and operating expenses	(85,953)	(83,749)

Gross profit	18,184	11,971
Share-based compensation expenses	8	8
Non-GAAP gross profit	18,192	11,979

Loss from operations	(5,971)	(12,205)
Share-based compensation expenses	934	1,006
Non-GAAP loss from operations	(5,037)	(11,199)

Net loss attributable to Xueda Education Group	(4,570)	(9,743)
Share-based compensation expenses	934	1,006
Non-GAAP net loss attributable to Xueda Education Group	(3,636)	(8,737)

Non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	(0.06)	(0.14)
Diluted	(0.06)	(0.14)

Weighted average ADS numbers used in calculating non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	62,756,607	62,192,317
Diluted	62,756,607	62,192,317

Xueda Education Group

UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S Dollars, except number of ADS and per ADS data )

	Nine Months Ended September 30,
	2015	2014

Cost of revenues	$(201,925)	$(200,898)
Share-based compensation expense included in cost of revenues	24	27
Non-GAAP cost of revenues	(201,901)	(200,871)

General and administrative expenses	(46,840)	(42,706)
Share-based compensation expense included in general and administrative expenses	2,976	5,274
Non-GAAP general and administrative expenses	(43,864)	(37,432)

Selling and marketing expenses	(27,753)	(28,582)
Share-based compensation expense included in selling and marketing expenses	—	10
Non-GAAP selling and marketing expenses	(27,753)	(28,572)

Total operating expenses	(74,593)	(71,288)
Share-based compensation expenses	2,976	5,284
Non-GAAP operating expenses	(71,617)	(66,004)

Total costs of revenues and operating expenses	(276,518)	(272,186)
Share-based compensation expenses	3,000	5,311
Non-GAAP costs of revenues and operating expenses	(273,518)	(266,875)

Gross profit	85,760	77,716
Share-based compensation expenses	24	27
Non-GAAP gross profit	85,784	77,743

Income from operations	11,167	6,428
Share-based compensation expenses	3,000	5,311
Non-GAAP income from operations	14,167	11,739

Net income attributable to Xueda Education Group	7,114	6,669
Share-based compensation expenses	3,000	5,311
Non-GAAP net income attributable to Xueda Education Group	10,114	11,980

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.16	0.19
Diluted	0.16	0.18

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	62,372,468	63,631,405
Diluted	62,943,214	64,901,372